Exhibit 1.01

Greif, Inc.

Conflict Minerals Report

For the Calendar Year Ended December 31, 2014

This report is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

As used in this report, the terms “Greif,” “the Company,” “we,” “us” and “our” refer to Greif, Inc. and its subsidiaries.

1.	Products. The Company produces the following products: rigid industrial packaging products that include steel, plastic and fibre containers, reconditioned containers, intermediate bulk containers and packaging accessories such as closure systems, flanges, plugs, caps and capseals, screwcaps and nozzles; flexible packaging products such as flexible intermediate bulk containers; and paper products such as containerboard and corrugated products. Based upon our internal assessment, the flexible packaging products and paper products we produce are composed primarily of resin, pulpwood, old corrugated containers for recycling and containerboard and do not contain conflict minerals. In addition, our reconditioned container products are manufactured from post-industrial use packaging, which is a recycled source. Accordingly, for the purposes of this assessment only rigid industrial packaging products (excluding reconditioned products) and packaging accessories were considered.

2.	Policy. Greif has adopted a conflict minerals policy that reflects its dedication to working with our customers and suppliers to source in a responsible manner the materials we use in manufacturing our products. Under the policy, the Company reviewed the use of conflict minerals in our products and our global supply chain management system in accordance, in all material respects, with the general principles of the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

In accordance with its conflict minerals policy, Greif requires that our suppliers (a) assist us in complying with the SEC regulations related to conflict minerals by providing reasonably requested information from time to time and (b) undertake all reasonable due diligence within their supply chains to determine the origin of conflict minerals and meet all applicable SEC reporting requirements. In addition, the conflict minerals policy requires our suppliers to (c) establish conflict minerals policies that affirm our commitment to ethical business practices and that are consistent with the OECD Framework and (d) cooperate with Greif and/or its representatives in connection with any on-site inspections or audits of suppliers’ due diligence procedures and systems related to conflict minerals, although those components of the policy have not yet been implemented.

In addition, Greif has adopted a Supplier Code of Conduct that encourages all suppliers to procure raw materials and services in an ethical manner that supports sustainable business practices. Links to the Greif, Inc. Conflict Minerals Policy Statement and Supplier Code of Conduct can be found at www.greif.com/Suppliers.

3.	Steps Taken to Identify Risks in the Supply Chain and the Reasonable Country of Origin Inquiry (“RCOI”). Greif has adopted a methodology and due diligence process that is materially based on the Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The five steps of the OECD Framework are to:

•	Establish strong company management systems;

•	Identify and access risk in the supply chain;

•	Design and implement a strategy to respond to identified risks;

•	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain; and

•	Report on supply chain due diligence.

Greif has taken the following actions in furtherance of the implementation of this methodology:

Establish strong company management systems

Greif has adopted a Conflict Minerals Policy Statement (See paragraph 2 above.). Greif has assembled an internal team of individuals from various functional areas within the organization to execute the ongoing process of supply chain due diligence under the supervision of senior management personnel. The team is responsible for implementing a system of controls and transparency over Greif’s supply chain that involves 3TG by (a) identifying Greif’s first-tier suppliers of 3TG and 3TG containing goods; (b) requesting information from these suppliers regarding their upstream suppliers and smelters, as well as their conflict minerals policies and due diligence procedures; and (c) communicating Greif’s ongoing expectations of its suppliers relating to conflict minerals. In addition, Greif has adopted a Supplier Code of Conduct that encourages its suppliers to procure all raw materials in an ethical manner supportive of sustainable business practices. The Supplier Code of Conduct contains a grievance mechanism to aid in facilitating supplier compliance.

Identify and access risk in the supply chain

Greif conducted an internal review to identify relevant first-tier raw material suppliers. The Company’s technical experts, production managers and other employees reviewed the key components and raw materials contained in the products manufactured by the Company. Our analysis found that a limited number of Greif’s rigid industrial packaging products contain tin, tin plate or electrolytic tin coatings (a) as a food contact material, (b) as a rust inhibitor, (c) to provide chemical resistance, (d) to improve processability or (e) to improve paint adhesion, making them necessary for the functionality of the applicable product.

Those products include:

•	Tin-lined open head drums;

•	Tinplated open head and tight head pails and cans;

•	Coated and painted tinplate sheets; and

•	Various closure products containing or coated with tin (flanges, plugs, paint caps, capseals, nozzles and screwcaps).

After identifying the products that include 3TG, Greif mapped the materials to their respective vendors. As a downstream company, Greif contacted its first-tier suppliers in an attempt to trace the origin of the 3TG used in Greif products to the applicable smelting facility. In 2014, Greif manufactured products containing 3TG purchased by the Company from 13 separate vendors. Each supplier was requested to complete a template jointly developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI) (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct upstream suppliers, and a listing of the smelters the supplier and its upstream suppliers use. Written instructions and recorded training illustrating the use of the Template are available on the website of the Conflict Free Sourcing Initiative, an initiative of the EICC and GeSI (“CFSI”). The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Design and implementation of a strategy to respond to identified risks

Upon receipt of the completed Templates or alternative data and certifications received from the vendors, all information was reviewed for completeness, inconsistencies and “red flags” (as defined in the OECD Framework) and all reported 3TG processing facilities were compared to independently verified smelter lists. We relied on these supplier responses to provide us with information about the source of conflict minerals contained in the goods supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. No “red flags” were identified in this process and we determined that our greatest risk resides with the first-tier suppliers who failed to identify smelters in their response to our request.

Independent third-party audits

Greif does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the entities that provide our supply chain with 3TG materials. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s Conflict Free Smelter program.

Report on supply chain due diligence

Greif has compiled its results and filed this report in accordance with Rule 13p-1 through the use of the Form SD and the attachment of a Conflict Minerals Report. Further information is also available by reviewing the Greif Conflict Minerals Policy Statement which is located at www.greif.com/Suppliers.

4.	Results for the 2014 Calendar Year.

13 first-tier 3TG suppliers were contacted as part of our RCOI and asked to complete the Template. Greif received responses from all 13 suppliers (12 first-tier suppliers completed the Templates and 1 first-tier supplier submitted other data or certifications), a response rate of 100%. Of the 18 smelters identified by our suppliers as the origin of 3TG materials used in our products, 16 were contained on the CFSI conflict-free smelter list as compliant or previously compliant and currently undergoing a re-audit, 1 was actively engaged in the CFSI audit process and 1 was located in Rondônia, Brazil and is affiliated with a mine in the same vicinity. Two suppliers that completed the Template failed to identify the smelter(s) supplying them with tin and 1 supplier responded with a certificate that did not disclose the source of its 3TG. Therefore, we were unable to identify all of the smelters or mines of origin that produce the tin that is used in our products. For more definitive results please see Attachment A to this Conflict Minerals Report.

5.	Steps Greif Will Take Subsequent to the End of Calendar Year 2014.

The due diligence and risk assessment process discussed above is ongoing. As Greif continues to conduct due diligence on its products and implement the conflict minerals policy within its global supply chain organization and processes, it will continue to develop and refine procedures to meet the goals and adhere to values set forth in the policy outlined above.

6.	Independent Private Sector Audit.

The information in this report has not been audited by an independent private sector auditor.

Attachment A

List of Product Categories Containing 3TG

Product Categories	Greif Manufacturing Location	Smelters Identified by 1st Tier Suppliers	Smelter Location

Tin Lined Open Head Drum	Merced, California (USA)	Yunnan Tin Co.[4]	China
		PT Timah[3]	Indonesia

Tinplate Open Head Pails	Buenos Aires, Argentina	Mineraçào Taboca S.A. [3]	Brazil

Tinplate Tight Head Pails		Minsur[3]	Peru
		PT Tinindo Inter Nusa[3]	Indonesia
		Yunnan Tin Co.[4]	China
		PT Timah[3]	Indonesia
		PT Wahana Perkit Jaya[3]	Indonesia
		White Solder Metalurgia e Mineraçào Ltda.[3]	Brazil
		Rui Da Hung[5]	Taiwan
		PT Mitra Stania Prima[3]	Indonesia
		Metallo Chimique[3]	Belgium (recycled)
		Cooper Santo[3]	Brazil
		Mineraçào Taboca S.A. [3]	Brazil
		Malaysia Smelting Corp.[4]	Malaysia
	Halsteren, Netherlands[1,2]	EM Vinto[3]	Bolivia

	Singapore[1]	None specified

Tinplate Cans Tinplate Sheets	Halsteren, Netherlands[1,2]	See smelter information for Halsteren, NL above.

Painted Capseals	Amsterdam, Netherlands[1]	Raw material sourced through Halsteren, NL facility. See smelter information for Halsteren, NL above.

	Araucaria, Brazil	White Solder Metalurgia e Mineraçào Ltda.[3]	Brazil
		Melt Metais e Ligas S/A3	Brazil
		Estanho de Rondônia S.A.	Brazil

	Zhenjiang, China	Yunnan Tin Co.[4]	China

Tinplated Flanges and Plugs	Amsterdam, Netherlands[1]	Raw material sourced through Halsteren, NL facility. See smelter information for Halsteren, NL above.

	Carol Stream, IL	Thaisarco[3]	Thailand
		Malaysia Smelting Corp.[4]	Malaysia
		Minsur[3]	Peru
		OMSA[4]	Bolivia
		Mineraçào Taboca S.A. [3]	Brazil
		PT Bukit Timah[3]	Indonesia

Nozzles and Screwcaps	Penrith, Australia[1]	PT Timah[3]	Indonesia
		Thaisarco[3]	Thailand

Uni-Grip Paint Caps	Carol Stream, IL1	None specified	—

3rd Party Manufactured Steel Drum Closures	Various North America Locations[1]	None specified	—

3rd Party Manufactured Painted Capseals, Nozzles and Screwcaps	Various Global Locations (sourced from Thurbe New Mumbai, India)	Malaysia Smelting Corp.[4] Thaisarco[3]	Malaysia Thailand

	Various Global Locations (sourced from Bangalore, India)	PT Timah[3] Thaisarco[3]	Indonesia Thailand

[1]	Did not receive complete smelter lists from all first-tier suppliers with respect to the applicable product category.
[2]	The Halsteren, NL facility was sold by the Company in July 2014.
[3]	Denotes a tin smelter designated as “conflict free” by CFSI as of May 26, 2015.
[4]	Denotes a tin smelter designated as “conflict free” by CFSI whose certification has lapsed and is being re-audited as of May 26, 2015.
[5]	Denotes a tin smelter designated as “Active” by CFSI and is undergoing the CFSI audit process as of April 30, 2015.

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